                                                                 File No. 69-299


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   Form U-3A-2

           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
            U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING
                               COMPANY ACT OF 1935

                      To be Filed Annually Prior to March 1


                               NWO RESOURCES, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

     1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         See List of Companies (Attachment 1)

         NWO Resources, Inc. ("NWO") was organized to acquire shares of Ohio Gas Company on December 12, 1984; NWO was incorporated in Ohio and is located in Columbus, Ohio.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         Ohio Gas Company's pipe line system serves the communities of Bryan, Edgerton, Edon, Montpelier, Pioneer, Stryker, West Unity in Williams County, Ohio; Archbold, Lyons, Metamora, Pettisville, Swanton, Wauseon, Fayette, Delta, in Fulton County, Ohio; Antwerp, Paulding, Payne in Paulding County, Ohio; Florida, Liberty Center, Napoleon, Okolona, Ridgeville Corners in Henry County, Ohio; Defiance, Hicksville, Jewell, Ney, Sherwood in Defiance County, Ohio; Neapolis, Whitehouse in Lucas County, Ohio and rural customers in these areas.

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page two


     2.  (Continued)

         Ohio Gas Company is both a distributor and transporter of natural gas. All natural gas is delivered to Ohio Gas Company's system by Panhandle Eastern Pipe Line Company, ANR Pipeline Company and Crossroads Pipeline Company. Ohio Gas Company's transmission and distribution system consists of approximately 1,287 miles of mains (on a 3-inch main equivalent basis) serving, as of December 31, 2000, approximately 43,764 customers in northwest Ohio. Ohio Gas Company purchases gas for sale to customers from various suppliers and producers.

         Other companies referenced under item 1 have no properties.

     3. The following information is for the last calendar year with respect to claimant and each of the subsidiary public utility companies:

         (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

              Ohio Gas Company sold at retail 1,970,241 Mcf of natural gas in Ohio during the last calendar year, with revenue of approximately $13,188,332 related to these sales. In addition, 8,096,608 Mcf of gas was transported in Ohio for industrial, commercial and residential customers. Revenue recorded related to gas transported during the year totaled approximately $12,344,295.

              Other companies referenced under item 1 -

                                      NONE

         (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State which each such company is organized.

                                      NONE

         (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

         (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page three


     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                      NONE

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page four


                                    Exhibit A
                                    ---------

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

NWO Resources and Subsidiaries - (Attachment 2)

Oceanic Exploration Company (a 49.97% owned investee of International Hydrocarbons) and its subsidiaries - (Attachment 3)


                                    Exhibit B
                                    ---------

     Total Assets                                   72,394,711
     Total Operating Revenue                        27,469,068
     Net Income                                      6,530,149


                                    Exhibit C
                                    ---------

Not Applicable


--------------------------------------------------------------------------------

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 2001.

                                                     NWO Resources, Inc.


                                                     By: /s/John E. Jones
                                                        ------------------------
                                                         John E. Jones
                                                         Secretary/Treasurer

Witness:  /s/Joyce E. Knighton
        ------------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Mr. Samuel Randazzo
                               21 East State Street, 17th Floor
                               Columbus, Ohio 43215

                                                                    ATTACHMENT 1

                               NWO Resources, Inc.
                                List of Companies


SUBSIDIARIES:
-------------
Ohio Gas Company                           Ohio Corporation
200 West High Street                       Natural Gas Distributor
Bryan, Ohio  43506                         E.I.N. 34-4320120


International Hydrocarbons                 Wyoming Corporation
P.O. Box 467                               Investment Corporation
Cheyenne, Wyoming  82003                   E.I.N. 83-0275908


Ohio Gas Energy Services Company           Ohio Corporation
200 West High Street                       Gas Purchasing Agent
Bryan, Ohio 43506                          E.I.N. 34-1918424


INVESTEES (MORE THAN 10% BUT LESS THAN 50% OWNERSHIP):
---------
Oceanic Exploration Company                Delaware Corporation
7800 E Dorado Place, Suite 250             Oil and Gas Exploration/Leasing
Englewood, Colorado  80111                 E.I.N. 84-0591071


Oceanic International Properties*          Colorado Corporation
7800 E Dorado Place, Suite 250             Oil and Gas Exploration/Leasing
Englewood, Colorado  80111                 E.I.N. 84-0742419


Oceanic Atlantic Resources*                U.K. Corporation
  (North Sea) Limited                      Oil and Gas Exploration/Leasing
% Oceanic Exploration Company              E.I.N.  None
7800 E Dorado Place, Suite 250
Englewood, Colorado  80111

*     100% owned subsidiary of Oceanic Exploration Company.

                                NWO RESOURCES, INC.                 Attachment 2
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2000


                                            NWO                       Ohio Gas
                                         Resources       Ohio Gas      Energy     International   Consolidating
ASSETS                                      Inc.         Company     Service Co.   Hydrocarbon       entries         Consolidated
                                        ------------------------------------------------------------------------    -------------
PROPERTY, PLANT AND EQUIPMENT
  Gas utility plant and equipment       $         -   $ 62,018,047                $          -   $     490,266 (3) $ 62,508,313
    Less accumulated depreciation
      and amortization                            -    (31,339,506)                          -        (261,292)(3)  (31,600,798)
                                        ----------------------------------------------------------------------     -------------
                                                  -     30,678,541                           -         228,974       30,907,515
                                        ----------------------------------------------------------------------     -------------

CURRENT ASSETS
  Cash and investments                       85,709      1,687,420        5,672        35,537               -         1,814,338
  Accounts receivable less
    allowance of $ 143,005                        -      9,383,625    3,306,812        67,710      (3,229,273) (1)    9,528,874
  Unbilled revenues                               -      3,028,561            -             -               -         3,028,561
  Notes receivable affiliates                     -          5,858            -       649,000          (5,858) (1)      649,000
  Deferred gas costs                              -      3,550,663            -             -               -         3,550,663
  Materials and supplies                          -        554,817            -             -               -           554,817
  Gas in storage                                  -      6,559,361     (244,772)            -               -         6,314,589
  Prepaid gross receipts taxes                    -      1,266,438            -             -               -         1,266,438
  Prepayments and other                     293,258      1,268,654      (22,015)            -               -         1,539,897
                                        ---------------------------------------------------------------------      ------------
                                            378,967     27,305,397    3,045,697       752,247      (3,235,131)       28,247,177
                                        ---------------------------------------------------------------------      ------------

OTHER ASSETS
  Investment in affiliate                         -              -            -     2,776,808               -         2,776,808
  Investment in Ohio Gas Company         47,024,961              -            -             -     (47,024,961) (2)            -
  Investment in Ohio Gas Energy                   -        133,596            -             -        (133,596) (2)            -
  Investment in Int'l Hydrocarbons                -     12,059,152            -             -     (12,059,152) (2)            -
  Regulatory asset                                -              -            -             -               -                 -
  Notes receivable                        1,905,000              -            -     8,530,097               -        10,435,097
  Other                                      28,114              -            -             -               -            28,114
                                        ---------------------------------------------------------------------      ------------
                                         48,958,075     12,192,748            -    11,306,905     (59,217,709)       13,240,019
                                        ---------------------------------------------------------------------      ------------
                                        $49,337,042   $ 70,176,686   $3,045,697   $12,059,152    $(62,223,866)     $ 72,394,711
                                        =====================================================================      ============

                                NWO RESOURCES, INC.                 Attachment 2
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2000

                                      NWO                            Ohio Gas
CAPITALIZATION                      Resources         Ohio Gas        Energy      International   Consolidating
  AND LIABILITIES                     Inc.            Company       Service Co.    Hydrocarbon       entries            Consolidated
                                   ---------------------------------------------------------------------------          ------------
CAPITALIZATION
  Preferred stock                  $23,000,000     $          -     $        -     $         -    $          -          $23,000,000
  Common Stock                          34,001       12,354,750            100       5,102,000     (17,456,850) (2)          34,001
  Contributed Capital                        -        8,753,055              -       8,766,418     (17,519,473) (2)               -
  Additional paid-in capital                 -                -              -         325,000        (325,000) (2)               -
  Retained earnings (deficit)       15,077,288       25,688,182        133,496      (2,134,266)      2,134,266  (2)      15,077,288
                                                                                                      (133,496) (2)
                                                                                                   (25,917,156) (2)
                                                                                                       490,266  (3)
                                                                                                      (261,292) (3)
                                   ---------------------------------------------------------------------------          ------------
                                    38,111,289       46,795,987        133,596      12,059,152     (58,988,735)          38,111,289
                                   ---------------------------------------------------------------------------          ------------
LONG-TERM DEBT                      10,600,000                -                              -               -           10,600,000

CURRENT LIABILITIES
  Accounts payable                     462,301        9,113,527      2,906,243               -      (3,229,273) (1)       9,252,798
  Line of credit                             -        5,500,000                              -               -            5,500,000
  Accrued taxes                              -        2,331,301              -               -               -            2,331,301
  Rate refunds due customers                 -                -              -               -               -                    -
  Advance recovery of gas costs              -                -              -               -               -                    -
  Other current liabilities             85,600        1,170,411          5,858               -          (5,858) (1)       1,256,011
                                   ---------------------------------------------------------------------------          ------------
                                       547,901       18,115,239      2,912,101               -      (3,235,131)          18,340,110
                                   ---------------------------------------------------------------------------          ------------
DEFERRED CREDITS
   AND OTHER LIABILITIES
  Federal income taxes                  77,852        2,586,545              -               -               -            2,664,397
  Investment tax credits                     -          486,268              -               -               -              486,268
  Regulatory obligations                     -          961,655              -               -               -              961,655
  Customer advances for
   construction                              -          837,851              -               -               -              837,851
  Other                                      -          393,141              -               -               -              393,141
                                   ---------------------------------------------------------------------------          ------------
                                        77,852        5,265,460              -               -               -            5,343,312
                                   ---------------------------------------------------------------------------          ------------
                                   $49,337,042     $ 70,176,686     $3,045,697     $12,059,152   $ (62,223,866)         $72,394,711
                                   ===========================================================================          ============

Consolidating and eliminating entries
  (1)  To eliminate intercompany taxes, interest, management fees and loans
  (2)  To eliminate intercompany equity and investments in subsidiaries
  (3)  To amortize excess of purchase price over net assets of Ohio Gas Company

                                NWO RESOURCES, INC.                 Attachment 2
                      CONSOLIDATING STATEMENT OF OPERATIONS
                  For the Twelve Months Ended December 31, 2000

                                             NWO                         Ohio Gas
                                          Resources       Ohio Gas        Energy    International    Consolidating
                                             Inc.         Company       Service Co.  Hydrocarbon        entries       Consolidated
                                         ---------------------------------------------------------------------        ------------
OPERATING REVENUES                       $         -     $27,237,477     $231,591    $        -   $          -        $27,469,068

OPERATING EXPENSES
  Cost of gas                                      -       9,841,729            -             -              -          9,841,729
  Utility operations                               -       5,555,137       29,029             -        (60,000) (1)     5,524,166
  Maintenance                                      -         647,830            -             -              -            647,830
  Depreciation and amortization                4,752       1,973,226            -             -         16,342  (3)     1,994,320
  General and administrative               1,338,530               -            -             -              -          1,338,530
  Other taxes                                     50       1,981,526           25        10,050              -          1,991,651
  Current Federal tax (benefit)             (623,490)      1,742,993       68,771       239,085              -          1,427,359
  Deferred Federal tax (benefit)              (5,556)        550,349            -             -              -            544,793
                                         ---------------------------------------------------------------------        ------------
                                             714,286      22,292,790       97,825       249,135        (43,658)        23,310,378
                                         ---------------------------------------------------------------------        ------------
       Operating income (loss)              (714,286)      4,944,687      133,766      (249,135)        43,658          4,158,690

OTHER INCOME (DEDUCTIONS)
  Income of subsidiaries                   8,100,456       3,364,411                          -    (11,464,867) (2)             -
  Equity in income of affiliates                   -               -            -     2,776,808              -          2,776,808
  Interest income                            129,543               -                    708,599         (5,357) (2)       832,785
  Interest expense                        (1,045,564)       (293,680)        (458)       (5,357)         5,357  (2)    (1,339,702)
  Other                                       60,000         101,380          188             -        (60,000) (1)       101,568
                                         ---------------------------------------------------------------------        ------------
                                           7,244,435       3,172,111         (270)    3,480,050    (11,524,867)         2,371,459
                                         ---------------------------------------------------------------------        ------------
NET INCOME (LOSS)                        $ 6,530,149     $ 8,116,798     $133,496    $3,230,915   $(11,481,209)       $ 6,530,149
                                         =====================================================================        ============

Consolidating and eliminating entries
  (1)  To eliminate intercompany taxes, interest, management fees and loans
  (2)  To eliminate intercompany equity and investments in subsidiaries
  (3)  To amortize excess of purchase price over net assets of Ohio Gas Company

                                                                    Attachment 3

                                            OCEANIC EXPLORATION COMPANY
                                            Consolidating Balance Sheet
                                                 December 31, 2000

                                          Oceanic        Oceanic        Oceanic
                                        Exploration     Atlantic       Internat'l
                                          Company       Resources      Properties    Elimination's   Consolidated
                                        -------------------------------------------------------------------------
Assets:
  Cash and cash equivalents              $  5,474,717   $       -     $       439     $         -   $  5,475,156
  Receivables                                 409,500           -           1,680         (67,329)       343,851
  Prepaid Expenses                             32,698           -               -               -         32,698
  Investment in OIPC                        3,190,097           -               -      (3,190,097)             -
                                        -------------------------------------------------------------------------
                                            9,107,012           -           2,119      (3,257,426)     5,851,705
                                        -------------------------------------------------------------------------
  Oil and gas property interests,
  full cost method:
    Greece                                 39,000,000           -               -               -     39,000,000
    Other                                      33,600           -               -               -         33,600
    Accumulated depletion                 (39,000,000)          -               -               -    (39,000,000)
                                        -------------------------------------------------------------------------
                                               33,600           -               -               -         33,600
                                        -------------------------------------------------------------------------

  Furniture, fixtures & equipment             140,806           -          20,213               -        161,019
  Less accumulated depreciation               (24,436)          -         (20,213)              -        (44,649)
                                        -------------------------------------------------------------------------
                                              116,370           -               -               -        116,370
                                        -------------------------------------------------------------------------
  Goodwill net of accumulated
    amortization of $69,014                   501,179           -               -               -        501,179
                                        -------------------------------------------------------------------------
                                         $  9,758,161   $       -     $     2,119     $(3,257,426)  $  6,502,854
                                        =========================================================================

Liabilities and Stockholders Equity:
  Accounts payable                       $    150,483   $       -     $         -     $         -   $    150,483
  Accounts payable - affiliates                60,000           -          67,329         (67,329)        60,000
  United Kingdom taxes payable                      -     488,323               -               -        488,323
  Other accrued expenses                      185,274           -               -               -        185,274
                                        -------------------------------------------------------------------------
                                              395,757     488,323          67,329         (67,329)       884,080
                                        -------------------------------------------------------------------------

Intercompany payable, net                     683,536    (683,536)              -               -              -
Deferred Income taxes                           2,208           -               -               -          2,208
                                        -------------------------------------------------------------------------
                                              685,744    (683,536)              -               -          2,208
                                        -------------------------------------------------------------------------
Stockholders Equity:
  Common stock                                619,559         100             100               -        619,759
  Capital in excess of par value              155,696           -               -               -        155,696
  Net equity in subsidiaries                        0           0       3,190,097      (3,190,097)
  Retained earnings (deficit)               7,901,405     195,113      (3,255,407)              -      4,841,111
                                        -------------------------------------------------------------------------
                                            8,676,660     195,213         (65,210)     (3,190,097)     5,616,566
                                        -------------------------------------------------------------------------

                                         $  9,758,161   $       -     $     2,119     $(3,257,426)  $  6,502,854
                                        =========================================================================

                                                                    Attachment 3

                                            OCEANIC EXPLORATION COMPANY
                                          Consolidating Income Statement
                                   For the Twelve Months Ended December 31, 2000


                                          Oceanic        Oceanic        Oceanic
                                        Exploration     Atlantic       Internat'l
                                          Company       Resources      Properties   Elimination's   Consolidated
                                        ------------------------------------------------------------------------
Revenues:
  Net profits interest proceeds           $ 6,739,342   $      -        $      -        $   -       $ 6,739,342
  Oil and Gas sales                                 -          -              84            -                84
  Interest income                           2,300,124          -             157            -         2,300,281
  Staffing income                           2,721,012          -               -            -         2,721,012
  Other income                                834,246     41,469           1,346         (583)          876,478
                                        ------------------------------------------------------------------------
                                           12,594,724     41,469           1,587         (583)       12,637,197
                                        ------------------------------------------------------------------------
Costs and expenses:
  Interest and financing costs                      -    (19,449)         (9,732)           -           (29,181)
  Exploration expenses                       (238,851)         -          (1,140)           -          (239,991)
  Staffing direct costs                    (2,245,683)         -               -            -        (2,245,683)
  Amortization and depreciation               (93,948)         -            (587)           -           (94,535)
  General and administrative               (1,870,157)         -            (951)         583        (1,870,525)
                                        ------------------------------------------------------------------------
                                           (4,448,639)   (19,449)        (12,410)         583        (4,479,915)
                                        ------------------------------------------------------------------------


Income before income taxes                  8,146,085     22,020         (10,823)           -         8,157,282

Provision for income taxes                   (222,297)         -               -            -          (222,297)
                                        ------------------------------------------------------------------------
Net income (loss)                         $ 7,923,788   $ 22,020        $(10,823)       $   -       $ 7,934,985
                                        ========================================================================